NEWS RELEASE

November 16, 2015	Trading Symbol: TSX.V – HNC

Private Placement Warrants Extended

VANCOUVER, BC – Hard Creek Nickel Corp. (“the Company”) announced today that the Company has received TSX Venture Exchange approval to extend the terms of certain warrants issued pursuant to a private placement of 10,000,000 pre-consolidated shares with 10,000,000 pre-consolidated share purchase warrants in November 2012.

After a 5:1 consolidation, the 10,000,000 warrants became 2,000,000 warrants, of which 1,686,693 warrants were owned by non-insiders. The terms of these warrants have been altered as follows:

•	1,686,693 warrants expiry extended from November 27, 2015 to November 27, 2017.
•	1,686,693 warrants re-priced from a post consolidated strike price of $0.40 to $0.05.
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If the closing price for the Company’s shares is $0.0625 or greater for a period of 10 consecutive trading days, the warrant holders will have 30 days to exercise their warrants, otherwise, the warrants will expire on the 31st day.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com